RECEIVED
2006 MAY 18 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 May 2006

06013579

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 7 April 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc
/cl

dlw 5/19

APL
APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	11-May-2006 17:11:39
Announcement No.	00055

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	07-04-2006

Attachments:

NOL_Q1_2006.pdf
NOL_Q1_2006_Press_Release.pdf
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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the Quarter Ended 7 April 2006

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2006 US$'000	Q1 2005 US$'000	% Increase/ (Decrease)
Revenue	1,882,851	1,803,772	4
Cost of sales	(1,562,016)	(1,423,995)	10
Gross profit	320,835	379,777	(16)
Other gains (net)			
- Miscellaneous	5,762	17,260	(67)
- Finance and investment income	13,442	7,621	76
Expenses			
- Administrative	(178,519)	(168,245)	6
- Finance	(14,478)	(16,716)	(13)
- Other operating	(12,502)	(8,176)	53
Share of results of associated companies	1,517	(467)	N/M
Share of results of joint ventures	(455)	471	N/M
Profit before income tax	135,602	211,525	(36)
Income tax expense	(13,853)	(14,112)	(2)
Net profit for the financial period	121,749	197,413	(38)
Attributable to:			
Equity holders of the Company	119,510	195,419	(39)
Minority interest	2,239	1,994	12
	121,749	197,413	(38)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2006 US$'000	Q1 2005 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	2,032	(100)
(B) Other Income Including Interest Income [1]	14,064	21,516	(35)
(C) Interest on Borrowings	(11,410)	(12,385)	(8)
(D) Depreciation and Amortisation	(64,940)	(65,714)	(1)
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(3,481)	(853)	308
(F) Foreign Exchange Gain	6,423	1,093	488
(G) Adjustment for Under Provision for Tax in Prior Years	(441)	(134)	229
(H) Profit on Sale of Investments and Property, Plant and Equipment [1]	1,431	10,819	(87)

[1] Items under 1.(a)(ii)(H) are included as part of 1.(a)(ii)(B).

N/M : not meaningful

1.(b)(i) Balance Sheets

	Group			Company		
	7 April 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)	7 April 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	448,925	1,160,946	(61)	16,281	9,099	68
Trade and other receivables	866,861	859,722	1	1,005,729	1,701,077	(41)
Inventories at cost	100,213	97,898	2	-	-	0
Derivative financial instruments	13,056	-	N/M	-	-	0
Other current assets	56,291	40,978	37	468	653	(28)
Total current assets	1,485,346	2,159,544	(31)	1,021,478	1,710,829	(40)
Non-current Assets						
Investments in subsidiaries	-	-	0	1,011,032	1,010,244	0
Investments in associated companies	7,491	5,898	27	24	23	4
Investments in joint ventures	16,131	16,585	(3)	-	-	0
Available-for-sale financial assets	14,932	14,862	0	13,589	13,589	0
Property, plant and equipment	2,246,615	2,259,778	(1)	50,546	51,519	(2)
Deferred charges	1,786	1,887	(5)	-	-	0
Intangible assets	27,722	27,492	1	30	35	(14)
Goodwill arising on consolidation	221,453	221,453	0	-	-	0
Deferred income tax assets	33,135	34,366	(4)	-	-	0
Derivative financial instruments	37,374	28,851	30	37,374	28,851	30
Other non-current assets	45,993	44,186	4	6,237	3,509	78
Total non-current assets	2,652,632	2,655,358	(0)	1,118,832	1,107,770	1
TOTAL ASSETS	4,137,978	4,814,902	(14)	2,140,310	2,818,599	(24)
LIABILITIES						
Current Liabilities						
Trade and other payables	860,086	871,247	(1)	48,532	50,449	(4)
Current income tax liabilities	53,870	65,638	(18)	9,553	11,182	(15)
Borrowings	216,189	197,077	10	6,524	6,763	(4)
Provisions	36,466	35,520	3	860	860	0
Derivative financial instruments	2,435	14,058	(83)	-	476	(100)
Other current liabilities	190,114	184,211	3	-	-	0
Total current liabilities	1,359,160	1,367,751	(1)	65,469	69,730	(6)
Non-current Liabilities						
Borrowings	520,783	510,261	2	336,354	324,474	4
Provisions	94,635	91,191	4	-	-	0
Deferred income	13,761	15,180	(9)	-	-	0
Deferred income tax liabilities	125,291	137,509	(9)	10,313	10,313	0
Other non-current liabilities	66,773	67,102	(0)	-	-	0
Total non-current liabilities	821,243	821,243	0	346,667	334,787	4
TOTAL LIABILITIES	2,180,403	2,188,994	(0)	412,136	404,517	2
NET ASSETS	1,957,575	2,625,908	(25)	1,728,174	2,414,082	(28)
EQUITY						
Share capital	821,445	814,447	1	821,445	814,447	1
Share premium	-	556,586	(100)	-	556,586	(100)
Treasury shares [2]	(1,731)	(1,399)	24	-	-	0
Retained earnings	1,073,274	1,222,706	(12)	887,002	1,020,722	(13)
Other reserves	36,180	12,733	184	19,727	22,327	(12)
Capital and reserves attributable to equity holders of the Company	1,929,168	2,605,073	(26)	1,728,174	2,414,082	(28)
Minority interest	28,407	20,835	36	-	-	0
TOTAL EQUITY	1,957,575	2,625,908	(25)	1,728,174	2,414,082	(28)
Net current assets	126,186	791,793	(84)	956,009	1,641,099	(42)

[2] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group As at 7 April 2006	bank loans [3]	bank loans	finance lease liabilities [3]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,658	210,172	359	216,189
Amount repayable on or before 7 April :				
2008	6,277	-	150	6,427
2009	6,731	336,354	24	343,109
2010	7,084	-	10	7,094
2011	7,447	-	8	7,455
Thereafter	63,958	92,740	-	156,698
	97,155	639,266	551	736,972

As at 30 December 2005	Secured bank loans [3]	Unsecured bank loans	Secured finance lease liabilities [3]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,585	191,093	399	197,077
Amount repayable in :				
2007	5,891	-	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	-	14	6,566
2010	6,911	-	8	6,919
Thereafter	67,375	92,605	1	159,981
	98,544	608,172	622	707,338

[3] The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 7 April 2006	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	304,851	32,632	57,424	24,590	47,329	466,826
Amount repayable in :						
2007	388,895	37,226	68,870	31,140	49,502	575,633
2008	403,030	20,250	56,442	28,669	37,796	546,187
2009	388,491	12,098	52,163	14,999	30,080	497,831
2010	360,127	513	51,558	9,738	20,769	442,705
Thereafter	1,869,348	-	834,285	36,729	57,662	2,798,024
	3,714,742	102,719	1,120,742	145,865	243,138	5,327,206

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in :						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	-	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

The aggregate minimum lease payments (excluding contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 7 April 2006	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	304,851	32,632	45,128	24,590	47,329	454,530
Amount repayable in :						
2007	388,895	37,226	52,476	31,140	49,502	559,239
2008	403,030	20,250	40,048	28,669	37,796	529,793
2009	388,491	12,098	35,769	14,999	30,080	481,437
2010	360,127	513	35,164	9,738	20,769	426,311
Thereafter	1,869,348	-	544,651	36,729	57,662	2,508,390
	3,714,742	102,719	753,236	145,865	243,138	4,959,700

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	61,819	33,717	64,268	617,801
Amount repayable in :						
2007	348,983	37,261	52,639	31,153	49,342	519,378
2008	363,105	20,276	40,033	28,678	37,970	490,062
2009	350,495	12,115	35,768	15,002	30,864	444,244
2010	321,400	513	35,163	9,739	20,818	387,633
Thereafter	1,710,431	-	544,653	36,729	59,357	2,351,170
	3,507,417	115,159	770,075	155,018	262,619	4,810,288

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) Consolidated Cash Flow Statement

	Group	
	Q1 2006 US$'000	Q1 2005 US$'000
Cash Flows from Operating Activities		
Profit before income tax	135,602	211,525
Adjustments for :		
Amortisation of non-current assets and deferred income	477	1,283
Depreciation of property, plant and equipment	64,463	64,431
Fair value gains on derivative financial instruments	(15)	(834)
Fair value losses on cross currency interest rate swaps: fair value hedge	1,880	4,732
Fair value gains on bond: fair value hedge adjustment on bond	(100)	(2,197)
Interest expense	11,410	12,385
Interest income	(9,725)	(5,693)
Investment income	-	(2,032)
Share-based compensation costs	1,400	5,082
Fair value gains on treasury shares held under Staff Share Ownership Scheme	(701)	-
Net profit on disposal of property, plant and equipment	(601)	(10,819)
Net profit on disposal of subsidiaries	(415)	-
Net profit on disposal of available-for-sale financial assets	(415)	-
Net provision for impairment of loans and non-trade debts to associated companies	606	445
Net write-back of impairment of loans receivable	-	(912)
Net write-back of provision for restructuring and termination costs	(10)	-
Net provision for insurance, litigation and other claims	8,835	3,022
Net provision for drydocking costs	238	371
Write-back of impairment of other non-current assets	(86)	-
Share of results of associated companies	(1,517)	467
Share of results of joint ventures	455	(471)
Unrealised translation (gains)/losses	(1,226)	113
Operating cash flow before working capital changes	210,556	280,898
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	(22,352)	60,375
Inventories	(2,315)	(3,290)
Payables	(12,762)	(51,709)
Net amount due from associated companies	(1,028)	(676)
Cash generated from operations	172,098	285,598
Interest paid	(9,196)	(7,197)
Interest received	11,114	5,311
Net income tax paid	(36,482)	(14,857)
Net cash inflow from operating activities	137,534	268,855
Cash Flows from Investing Activities		
Net (repayment of)/proceeds from loans receivable	(2,570)	909
Investment income received	-	2,032
Purchase of property, plant and equipment	(48,098)	(29,107)
Purchase of intangible assets	(2,090)	(585)
Purchase of other non-current assets	(607)	(140)
Proceeds from disposal of property, plant and equipment	1,427	29,747
Proceeds from disposal of available-for-sale financial assets	415	171
Proceeds from disposal of other non-current assets	-	252
Net cash outflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [5]	(23)	-
Net cash (outflow)/inflow from investing activities	(51,546)	3,279
Cash Flows from Financing Activities		
Proceeds from borrowings	29,324	-
Net contribution from employees for purchase of treasury shares by employee benefit trust	29	-
Capital distribution to equity holders	(824,756)	-
Dividends paid to minority interest	-	(151)
Capital contribution by minority interest	5,484	227
Proceeds from issue of new ordinary shares	3,411	2,059
Repayment of borrowings	(11,501)	(15,403)
Payment of costs incurred in connection with long term financing	-	(250)
Net cash outflow from financing activities	(798,009)	(13,518)
Net (decrease)/increase in cash and cash equivalents	(712,021)	258,616
Cash and cash equivalents at beginning of financial period	1,160,946	674,527
Cash and cash equivalents at end of financial period	448,925	933,143

1.(c) Consolidated Cash Flow Statement (continued)

[5] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group	
	Q1 2006	Q1 2005
	US$'000	US$'000
Net assets disposed :		
Other non-current assets	14	-
Current assets	361	-
Net attributable assets disposed	375	-
Less : Minority interest	(36)	-
Add : Foreign currency translation reserve	(430)	-
	(91)	-
Profit on disposal of subsidiaries	415	-
Net proceeds from disposal of subsidiaries	324	-
Less : Cash of subsidiaries disposed	(347)	-
Net cash outflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	(23)	-

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Share premium	Treasury shares [7]	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [6]	3,530	(3,530)	-	-	-	-	-
Cash flow hedges	-	-	-	-	23,510	-	23,510
Fair value gains on available-for-sale financial assets	-	-	-	-	69	-	69
Currency translation differences	-	-	-	-	1,682	(115)	1,567
Net gains/(losses) recognised directly in equity	-	-	-	-	25,261	(115)	25,146
Net profit for the financial period	-	-	-	119,510	-	2,239	121,749
Total gains recognised for the financial period	-	-	-	119,510	25,261	2,124	146,895
Capital contribution by minority interest	-	-	-	-	-	5,484	5,484
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	1,001	-	1,001
- proceeds from shares issued	2,555	-	-	-	(1,021)	-	1,534
Purchase of shares by employee benefit trust	-	-	(332)	-	-	-	(332)
Balance at 7 April 2006	821,445	-	(1,731)	1,073,274	36,180	28,407	1,957,575
Balance at 1 January 2005	813,282	555,692	-	810,306	21,202	14,681	2,215,163
Cash flow hedges	-	-	-	-	5,938	-	5,938
Fair value losses on available-for-sale financial assets	-	-	-	-	(17)	-	(17)
Currency translation differences	-	-	-	-	(633)	44	(589)
Net gains recognised directly in equity	-	-	-	-	5,288	44	5,332
Net profit for the financial period	-	-	-	195,419	-	1,994	197,413
Total gains recognised for the financial period	-	-	-	195,419	5,288	2,038	202,745
Dividends to minority interest	-	-	-	-	-	(151)	(151)
Capital contribution by minority interest	-	-	-	-	-	227	227
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	4,331	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	-	1,005,725	30,821	16,795	2,424,374

[6] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

[7] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [8]	3,530	(3,530)	-	-	-
Cash flow hedges	-	-	-	(786)	(786)
Net losses recognised directly in equity	-	-	-	(786)	(786)
Net profit for the financial period	-	-	135,222	-	135,222
Total gains/(losses) recognised for the financial period	-	-	135,222	(786)	134,436
Employee equity compensation schemes:					
- value of employee services	-	-	-	1,001	1,001
- proceeds from shares issued	2,555	-	-	(1,021)	1,534
Balance at 7 April 2006	821,445	-	887,002	19,727	1,728,174
Balance at 1 January 2005	813,282	555,692	246,760	1,987	1,617,721
Cash flow hedges	-	-	-	(5,267)	(5,267)
Net losses recognised directly in equity	-	-	-	(5,267)	(5,267)
Net loss for the financial period	-	-	(7,373)	-	(7,373)
Total losses recognised for the financial period	-	-	(7,373)	(5,267)	(12,640)
Employee equity compensation schemes:					
- value of employee services	-	-	-	4,331	4,331
- proceeds from shares issued	1,165	894	-	-	2,059
Balance at 8 April 2005	814,447	556,586	239,387	1,051	1,611,471

[8] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital

As at 7 April 2006, the Company's issued and paid-up capital comprised 1,456,190,540 (30 December 2005: 1,453,475,876) ordinary shares.

Share options

As at 30 December 2005, there were 16,238,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 3 months ended 7 April 2006, 2,244,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.98 per share and 25,000 options were reinstated.

In addition, the Company granted 22,931,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 7 April 2006, options to subscribe for 36,950,000 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 30 December 2005, there were 1,412,000 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the 3 months ended 7 April 2006, 470,664 performance shares were vested on 2 January 2006 and an additional 351,758 performance shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

In addition, the Company awarded 4,234,000 new performance shares under the PSP, which were accepted by the employees as at 7 April 2006.

As at 7 April 2006, 5,527,094 performance shares remain outstanding under the PSP.

2. **Audit or Review of Figures**

The figures have not been audited but have been reviewed by Ernst & Young in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

11 May 2006

Our ref : 22/062734/KKK

Dear Sirs:

REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE FINANCIAL PERIOD FROM 31 DECEMBER 2005 TO 7 APRIL 2006

We have been engaged by Neptune Orient Lines Limited ("the Company") to review the interim financial information for the financial period from 31 December 2005 to 7 April 2006.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprise the balance sheet of the Company and consolidated balance sheet of the Company and its subsidiaries ("the Group") as at 7 April 2006, and the statements of changes in equity of the Company and the Group, the income statement and cash flow statement of the Group for the period then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing, and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Singapore

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 30 December 2005.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

In 2006, the Group and the Company adopted the amendments to new or revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") below. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	Q1 2006	Q1 2005
GROUP **Earnings per ordinary share after deducting any provision for preference dividends**		
a) Based on the weighted average number of ordinary shares on issue	**8.22 US cts**	**13.45 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**8.18 US cts**	**13.42 US cts**

7. **Net Asset Value**

	Group			Company		
	7 April 2006 US$	30 Dec 2005 US$	Inc / (Dec) %	7 April 2006 US$	30 Dec 2005 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.32**	**1.79**	**(26.26)**	**1.19**	**1.66**	**(28.31)**

8. **Review of the Performance of the Group**

The NOL Group recorded a 4% year-on-year increase in revenue to US$1.88 billion (Q1 2005: US$1.80 billion). Both the Liner and Logistics businesses contributed to the improved revenue performance.

Net profits fell 39% year-on-year, from US$195.4 million in Q1 2005 to US$119.5 million in Q1 2006, due to cost pressures from higher bunker prices and land transportation related fuel costs.

		Q1 2006 US$'m	Q1 2005 US$'m
(a)	**Revenue**		
	Liner	1,536	1,481
	Logistics	344	317
	Others	34	29
	Elimination	(31)	(23)
	Total	**1,883**	**1,804**
(b)	**Core EBIT** [9]		
	Liner	123	201
	Logistics	16	16
	Others	4	(1)
	Total	**143**	**216** [10]

[9] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.
[10] Excludes the effect of US$6 million in adjusted provisions for staff bonus for Q1 2005.

(c) *Analysis by Business Units*

(i) **Liner**

Liner revenues rose 4% year-on-year to US$1.5 billion on the back of improved volumes. Volumes increased 6% while average revenues per FEU was 1% lower than the corresponding period last year due to competitive pressures.

Core EBIT declined 39% year-on-year to US$123 million due mainly to the impact of increased fuel costs. Significantly higher fuel prices resulted in sharply higher bunker costs as well as land transportation related fuel costs.

APL Q1 RESULTS 2006 and 2005

Unaudited

	Q1 2006	Q1 2005
Load Factors %		
Trans-Pacific East Bound	98%	91%
Trans-Pacific West Bound	75%	79%
Trans-Pacific Trade	**89%**	**86%**
Latin America - North Bound	73%	83%
Latin America - South Bound	69%	75%
Latin America Trade	**71%**	**79%**
Asia-Europe	96%	98%
Europe-Asia	95%	94%
Asia-Europe Trade	**95%**	**96%**
Trans-Atlantic - East Bound	89%	94%
Trans-Atlantic - West Bound	102%	96%
Trans-Atlantic Trade	**96%**	**95%**
Volume (000s FEU)		
Americas		
Trans-Pacific	190	177
Latin America	42	37
	232	214
Europe		
Asia-Europe	108	98
Trans-Atlantic	33	32
	141	130
Asia/Middle East		
Intra-Asia	157	155
Total Volume	**530**	**499**
Operating Expenses (US$'m)		
Americas		
Trans-Pacific	676	637
Latin America	137	111
	813	748
Europe		
Asia-Europe	258	223
Trans-Atlantic	90	82
	348	305
Asia/Middle East		
Intra-Asia	252	227
Total Operating Expenses	**1,413**	**1,280**
Analysis of Expenses (US$'m)		
Operating Cost	1,227	1,099
General and Administrative	126	122
Depreciation and Amortisation	59	59
Others [11]	1	-
Total Operating Expenses	**1,413**	**1,280**

[11] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) Analysis by Business Units (continued)

(ii) **Logistics**

APL Logistics registered a 9% year-on-year increase in revenues to US$344 million with improved revenues at both the Contract Logistics and International Services business segments.

Core EBIT was steady at US$16 million.

APLL Q1 RESULTS 2006 and 2005
Unaudited
US$ millions

	Q1 2006	Q1 2005
BY REGION		
Revenue		
Americas	242	225
Europe	44	41
Asia/Middle East	58	51
Total Revenue	**344**	**317**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	240	219
International Services	104	98
Total Revenue	**344**	**317**
Operating Expenses		
Contract Logistics Services	234	213
International Services	94	88
Total Operating Expenses	**328**	**301**
Core EBIT [12]		
Contract Logistics Services	6	6
International Services	10	10
Total Core EBIT	**16**	**16**
Analysis of Expenses		
Operating Cost	275	256
General and Administrative	49	41
Depreciation and Amortisation	3	3
Others [13]	1	1
Total Operating Expenses	**328**	**301**

[12] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[13] Others consists of minority interest and share of results of associated companies and joint ventures.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

NOL expects the business environment of the liner industry to continue to be challenging over the next year. The outlook for freight rates will depend on the extent to which demand growth keeps pace with the expected increased supply of shipping tonnage over the next twelve months. We expect to experience the continuing cost impact of high fuel prices, resulting in high bunker and land transportation costs.

In Logistics, NOL is targeting continued Core EBIT growth, and the Group will launch new products and solutions for customers.

The Group's focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as investing to grow our Liner and Logistics capabilities.

11. Dividend

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	Q1 2006 [14] US$'000	Q1 2005 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	82	3,765
Keppel Telecommunications & Transportation Limited and its associates	93	-
PSA Corporation Limited and its associates [15]	28,813	22,832
Singapore Petroleum Company Limited and its associates	10,199	-
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	1,036	1,029
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Limited and its associates	182	-
PSA Corporation Limited and its associates	545	-

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	Q1 2006 [14] US$'000	Q1 2005 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Limited and its associates	-	311
PSA Corporation Limited and its associates [15]	-	4,530
Singapore Petroleum Company Limited and its associates	-	3,098
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Limited and its associates	-	333
PSA Corporation Limited and its associates	-	339
SembCorp Industries Limited and its associates	-	139
SembCorp Marine Ltd and its associates	-	79

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[14] The transactions for Q1 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

[15] Includes purchases from subsidiaries of PSA International Pte Ltd.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 11 May 2006

NOL

Press Release

NOL Group 2006 1st Quarter Results

Singapore, 11 May 2006: Global cargo transportation and logistics company Neptune Orient Lines (NOL) today reported net profit of US$120 million for the first quarter (1Q) of 2006, down 39% year-on-year.

KEY FINANCIAL HIGHLIGHTS

	1Q2006	1Q2005	Change %
Revenue (US$m)	1,883	1,804	4
Core EBIT (US$m)	143	216[3]	(34)
Net profit before NRI (US$m)[1]	118	189	(38)
NRI (US$m)[2]	2	6	(67)
Net profits (US$m)[1]	120	195	(39)
EPS (US cts per share)	8.22	13.45	(39)
Ending no. of shares (m)	1,456	1,453	-

[1] *Net profits refer to amounts attributable to equity holders ie. shareholders, excluding minority interest*
[2] NRI = Non-Recurring Items
[3] Excludes the effect of US$6 million in adjusted provisions for staff bonuses in 1Q2005

1Q06 OPERATING PERFORMANCE

1Q 2006 revenues rose year-on-year by 4% to US$1.88 billion, while the Group's Core Earnings Before Gross Interest Expense, Tax and Non-Recurring Items (EBIT) of US$143 million was down 34% from 1Q2005.

Ongoing escalation in fuel-related costs, including bunkers and land transport costs, dampened earnings. Bunker costs alone were US$77 million higher than in the same period a year ago.

NOL Group CEO Mr David Lim said: "Our latest results show that we are performing well operationally, and continuing to deliver value to our customers and returns for shareholders. But we are now in a more challenging operating environment. Our lower net profit reflects the continued pressure of high fuel costs. Rates in some key trades have softened. However, industry demand in the first quarter grew at a stronger pace than expected and as a result industry supply/demand has remained in better balance than anticipated."

Excluding fuel, liner costs per FEU declined by 1% year-on-year. Cost saving and cost avoidance measures implemented during the quarter amounted to US$21 million.

Revenues rose in both the liner and logistics business segments, by 4% and 9% respectively.

Liner volumes were up by 6% year-on-year, and headhaul utilisation levels increased, to 96%.

Average revenue per FEU was 1% lower than for the same period of the previous year, a relatively good performance in view of lower industry freight rates in some key trades.

Mr Lim said: "Our average revenue per FEU performance reflects both our continued focus on optimising yield, and the relatively restrained approach we have taken towards capacity expansion, anticipating the more challenging operating environment in 2006."

In Logistics, revenue growth in the contract logistics services line of business was particularly strong in the first quarter, increasing by 10%.

A number of significant business development initiatives were concluded in the first quarter of the year. CMA Logistics Co. Ltd ("CMAL"), which provides logistics services for the automotive industry in China, in which NOL Group holds a 20.74% interest, was successfully listed on Hong Kong's Growth Enterprise Market of the Stock Exchange. India Infrastructure and Logistics Pvt Ltd ("IIL"), in which NOL Group holds a majority interest, was granted an in-principle approval for a licence by the Government of India to operate rail freight services in that country.

Mr Lim said: "The CMAL and IIL initiatives highlight the growth opportunities that are available to our company, and our partnership-based approach to building our business.

"We continue to look for opportunities to improve the integration of our liner and logistics offerings for customers."

On 21 February 2006 the Group completed payment of a cash distribution of S$0.92 per share to shareholders. NOL has returned S$2.13 billion to shareholders by way of dividends and cash distributions since 2003.

Liner

APL, NOL's container shipping business, achieved Core EBIT of US$123 million, down 39% on the same period in 2005.

Further growth was achieved in liner volumes, which were 6% higher than in the previous year on a headhaul capacity increase of just 3%. Headhaul utilisation rose

year-on-year from 93% to 96%. A well balanced mix of volumes was achieved in all key trades.

Total costs per FEU rose year-on-year by 6% due primarily to the continued rise in fuel prices and inland transportation costs. Bunker costs were up by US$77 million year-on-year. Charter expenses were US$4 million higher than in the same period of 2005.

Excluding costs arising from significantly higher fuel prices, APL's costs per FEU decreased 1% year-on-year.

Mr Ron Widdows, CEO of APL, said: "Revenue and volumes continued to grow in the first quarter, but our earnings contribution has been hit by rising fuel-related costs.

"Average revenues per FEU decreased by 1% to US$2,700 per FEU in the face of some rate pressures. We have continued to focus on having the right combination of business to make best use of our assets. Going forward, we will continue to manage our business mix to ensure maximum overall yields.

"In the near term we will continue our measured approach to capacity growth through a combination of charters and partnership arrangements. This approach is enabling us to meet our customers' needs for increased capacity, without incurring unnecessarily high capital costs for new vessels.

"While nominal supply growth is forecast to exceed demand growth in 2006, in Q12006 demand in many trade lanes continued to be ahead of supply – driven by continuing high demand growth in markets such as China and India.

"APL's plan to reduce and avoid costs of more than US$100 million in 2006 is on track – with cost improvements of US$21 million already achieved in the first quarter," said Mr Widdows.

Logistics

APL Logistics continued to make positive progress, reporting Core EBIT of US$16 million for the quarter. The Core EBIT margin for the quarter was 4.7%.

Revenues were up 9% on the same period last year at US$344 million.

The contract logistics services line of business posted healthy revenue growth, with revenues 10% higher than in Q12005. Revenues for the international services line of business were also up, 6% higher year-on-year.

Mr Brian Lutt, President of APL Logistics, said: "In the first quarter of 2006, APL Logistics made a positive contribution to the NOL Group, delivering revenue growth and a solid Core EBIT contribution.

"New business wins, supported by financial discipline and cost controls in our global contract logistics business, paid off with a healthy increase in the contribution of this line.

"The solid foundation provided by contract logistics will enable us to continue to focus on growing our international logistics services, taking advantage of the robust demand resulting from the continued shift of sourcing and manufacturing.

"Our automotive segment posted the strongest growth in the first quarter. Going forward we expect this to continue, alongside positive growth in other core markets such as electronics and high tech," Mr Lutt said.

BALANCE SHEET

The balance sheet shows the Group had net debt of US$288 million at 7 April 2006. At that date, the Group had a net gearing level (ratio of net borrowings to the shareholders' equity of the Group) of 0.15 times.

Capital expenditure for the first quarter totalled US$50 million. Capital expenditure of US$433 million is budgeted for FY06.

FUEL AND CURRENCY EXPOSURES

The Group's bunker costs for 1Q06 were US$77 million higher year-on-year, as a result of significantly higher fuel prices.

Approximately 50% of the Group's increased fuel exposures are recoverable through Bunker Adjustment Factor (BAF) provisions. NOL Group continues to maintain a policy of hedging about 40% of 12-month forward bunker exposures to minimise the risk of sudden changes to bunker costs.

NOL Group's revenues and costs are largely denominated in US$. The Group's annual net exposure to other major currencies in which local operating costs are incurred - the Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound and Australian Dollar - is estimated to be about US$900 million. These exposures continue to be hedged in 2006.

GROUP OUTLOOK

NOL expects the business environment of the liner industry to continue to be challenging over the next year. The outlook for freight rates will depend on the extent to which demand growth keeps pace with the expected increased supply of shipping

tonnage over the next twelve months. We expect to experience the continuing cost impact of high fuel prices, resulting in high bunker and land transportation costs.

In Logistics, NOL is targeting continued Core EBIT growth, and the Group will launch new products and solutions for customers.

The Group's focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as investing to grow our Liner and Logistics capabilities.

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com